UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Results for Third Quarter and First Nine Months of 2019

Mexico City, October 25, 2019, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter and the first nine months of 2019.

THIRD QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•     Volumes increased in Brazil and Central America, while remaining stable in Mexico; transactions outperformed volumes in Argentina and Brazil.

•     Revenues increased 10.3%, while comparable revenues grew 11.6%. Solid pricing, revenue management initiatives across our operations, volume growth in Brazil and Central America, and extraordinary other operating revenues related to tax reclaims in Brazil were partially offset by unfavorable currency translation effects mainly from the Argentine and Colombian Peso.

•     Operating income increased 21.4%, while comparable operating income increased 22.8%. A favorable price mix, stable raw material prices, operating expense efficiencies, and extraordinary tax effects in Brazil were partially offset by higher concentrate costs and the depreciation of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

•     Earnings per share1 were Ps. 0.24 (Earnings per unit were Ps. 1.92 and per ADS were Ps. 19.17).

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2019
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q 2019	YTD 2019	3Q 2019	YTD 2019	3Q 2019	YTD 2019	3Q 2019	YTD 2019
As Reported (2)	Consolidated	10.3%	9.1%	7.1%	7.2%	21.4%	11.3%	23.3%	23.1%
	Mexico & Central America	8.0%	9.7%	6.5%	9.5%	9.2%	14.5%
	South America	13.6%	8.4%	7.9%	3.8%	43.9%	6.6%

Comparable (3)	Consolidated	11.6%	11.0%	7.6%	8.8%	22.8%	15.6%
	Mexico & Central America	7.9%	8.2%	6.4%	8.0%	9.1%	13.5%
	South America	17.4%	15.7%	9.9%	10.4%	49.5%	19.4%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“I am encouraged by our positive operating performance across our divisions. In Mexico and Central America, our solid top-line growth was underscored by our resilient Mexico operation—where our affordability, portfolio innovation, and commercial initiatives are enabling us to drive price mix improvements—coupled with solid volume growth in Central America, driven by our improved route to market. In South America, I am pleased by the turnaround of our Brazilian operation, which continues to post solid volume performance, as it builds on two years of continuous growth. This is driven by our relentless focus on our consumers, resulting in market share gains across key categories. In addition, our Colombia operation’s single-serve affordability strategy is gaining traction as we focus on the profitability of our portfolio.

Moreover, we were selected for the Dow Jones Sustainability Emerging Markets Index, reaffirming our commitment and challenging us to continue evolving our sustainability strategy.

As we approach the final stretch of the year, we are encouraged that our fundamental transformation has a long runway, which commits us to working extensively to continue delivering value for all of our stakeholders.”

(1)                         Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

(2)                         According to IFRS 5, figures for 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(3)                         Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•       Following a favorable decision from Brazilian tax authorities, Coca-Cola FEMSA has been entitled to reclaim tax payments made in prior years in Brazil, resulting in an extraordinary positive effect on its third-quarter results, affecting mainly other operating revenues and other operating expenses, net. The total net amount of extraordinary tax effects in Brazil in the operating income is Ps. 1,139 million for the period.

•       On October 19, 2019, Coca-Cola FEMSA announced its inclusion in the Dow Jones Sustainability Emerging Markets Index for the seventh consecutive year and its inclusion in the Dow Jones Sustainability MILA Pacific Alliance Index for the third consecutive year, confirming its sustainability commitment and leadership.

•       On November 1, 2019, Coca-Cola FEMSA will pay the second installment of the 2018 dividend approved for Ps. 0.4425 per share (equivalent to Ps. 3.54 per unit).

•       As of November 2019, Maria Dyla Castro, who has served as Investor Relations Director at Coca-Cola FEMSA since October 2016, took on new responsibilities as Director of Global Business Services for the Finance area.

Jorge Collazo, who has been Investor Relations Manager since October 2016 and has worked in the company since 2014, has been appointed the new Head of Investor Relations.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 2 of 16

CONSOLIDATED THIRD-QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	3Q 2019	3Q 2018	Δ%	Δ%
Total revenues	48,699	44,148	10.3%	11.6%
Gross profit	21,667	20,237	7.1%	7.6%
Operating income	7,013	5,777	21.4%	22.8%
Operating cash flow (3)	10,069	8,492	18.6%	21.2%

Volume increased 0.3% to 842.1 million unit cases, driven mainly by 5.6% growth in Brazil, 2.8% growth in Central America, and stable performance in Mexico, partially offset by volume declines in Argentina, Colombia, and Uruguay. On a comparable basis, total volumes increased 1.4%.

Total revenues increased 10.3% to Ps. 48,699 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Our revenues were driven mainly by healthy pricing in Mexico, Brazil, and Colombia, revenue management initiatives across our territories, volume growth in Brazil and Central America, and a favorable mix effect driven by transactions growing ahead of volumes mainly in Brazil. These factors were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Colombian Peso, the Uruguayan Peso, and the Nicaraguan Cordoba as compared to the Mexican Peso, combined with volume declines in Argentina, Colombia, and Uruguay. On a comparable basis, total revenues would have increased 11.6%.

Gross profit increased 7.1% to Ps. 21,667 million, and gross margin contracted 130 basis points to 44.5%. Lower packaging prices, stable sweetener prices mainly in Brazil, and a favorable currency hedging position in most of our operations were offset by: i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; and iii) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 7.6%.

(1)                         According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)                         Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)                         Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 3 of 16

Operating income increased 21.4% to Ps. 7,013 million, and operating margin expanded 130 basis points to 14.4%. This increase was driven mainly by operating expense efficiencies and tax reclaims in Brazil, partially offset by restructuring severance payments of Ps. 367 million related to our efficiency program and other tax-related provisions. The total net amount of extraordinary tax effects in Brazil this quarter is Ps. 1,139 million. On a comparable basis, operating income increased 22.8%.

Comprehensive financing result recorded an expense of Ps. 1,430 million, compared to an expense of Ps. 1,322 million in the same period of 2018. This increase was driven mainly by a market value loss in financial instruments recognized during the quarter. This effect was partially offset by a reduction in our interest expense, net, as compared to the same period of 2018 and a foreign exchange gain—as our cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso during the third quarter of 2019.

Income tax as a percentage of income before taxes was 25.9% as compared to 31.4% during the same period of the previous year. This decrease was driven mainly by the increase in the relative weight of our Mexico operation´s profits in our consolidated results, which have a lower tax rate, coupled with certain tax efficiencies across our operations.

Net income attributable to equity holders of the company reached Ps. 4,027 million as compared to Ps. 3,266 million during the same period of the previous year. Earnings per share1 were Ps. 0.24 (Earnings per unit were Ps. 1.92, and earnings per ADS were Ps. 19.17.).

(1)                   Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 4 of 16

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	YTD 2019	YTD 2018	Δ%	Δ%
Total revenues	142,504	130,577	9.1%	11.0%
Gross profit	64,473	60,150	7.2%	8.8%
Operating income	19,041	17,103	11.3%	15.6%
Operating cash flow (3)	27,726	24,909	11.3%	14.0%

Volume increased 1.2% to 2,479.3 million unit cases in the first nine months of 2019 as compared to the same period of 2018, driven mainly by solid growth in Brazil and the consolidation of acquired territories in Guatemala and Uruguay, partially offset by volume declines in Argentina, Colombia, and Mexico. On a comparable basis, total volumes increased 0.9%.

Total revenues increased 9.1% to Ps. 142,504 million in the first nine months of 2019 as compared to the same period of 2018. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Total revenues were driven mainly by healthy pricing, revenue management initiatives across our territories, volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay, and a favorable mix effect driven by transactions growing ahead of volumes in Argentina, Brazil, and Central America. These factors were partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, combined with volume declines in Argentina, Colombia, and Mexico. On a comparable basis, total revenues increased 11.0%.

Gross profit increased 7.2% to Ps. 64,473 million in the first nine months of 2019 as compared to the same period of 2018, and gross margin contracted 90 basis points to 45.2%. More stable sweetener and PET prices were offset by: i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; and iii) the depreciation in the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 8.8%.

(1)                   According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)                   Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)                   Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 5 of 16

Operating income increased 11.3% to Ps. 19,041 million in the first nine months of 2019 as compared to the same period of 2018, and operating margin expanded 30 basis points to 13.4%. This increase was driven mainly by operating expense efficiencies and tax reclaims in Brazil, partially offset by restructuring severance payments of Ps. 1,068 million related to our efficiency program and other tax-related provisions. On a comparable basis, operating income increased 15.6%.

Comprehensive financing result recorded an expense of Ps. 4,566 million during the first nine months of 2019 compared to an expense of Ps. 4,837 million in the same period of 2018. For this period, we had a reduction in our interest expense, net, as compared to the same period of 2018, a foreign exchange loss—as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso during the first nine months of 2019—and a reduction in other financial expenses.

Income tax as a percentage of income before taxes was 27.4% as compared to 31.2 % during the first nine months of the previous year. This decrease was driven mainly by the increase in the relative weight of our Mexico operation´s profits in our consolidated results, which have a lower tax rate, coupled with certain tax efficiencies across our operations.

Net income attributable to equity holders of the company reached Ps. 10,095 million in the first nine months of 2019 as compared to Ps. 8,201 million during the same period of the previous year. Earnings per share1 were Ps. 0.60 (Earnings per unit were Ps. 4.81, and earnings per ADS were Ps. 48.05.).

(1)                   Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 6 of 16

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	3Q 2019	3Q 2018	Δ%	Δ%
Total revenues	28,166	26,069	8.0%	7.9%
Gross profit	13,388	12,566	6.5%	6.4%
Operating income	4,095	3,750	9.2%	9.1%
Operating cash flow (3)	5,922	5,402	9.6%	9.5%

Volume increased 0.3% to 535.7 million unit cases, driven by solid volume growth in Guatemala and Costa Rica and stable performance in Mexico, partially offset by volume declines in Nicaragua and Panama.

Total revenues increased 8.0% to Ps. 28,166 million, driven by pricing ahead of inflation in Mexico, coupled with volume growth in Guatemala and Costa Rica and stable volumes in Mexico. These effects were partially offset by volume declines in Nicaragua and Panama and a slightly unfavorable mix driven by volumes outperforming transactions. On a comparable basis, total revenues increased 7.9%.

Gross profit increased 6.5% to Ps. 13,388 million, and gross profit margin contracted 70 basis points to 47.5% driven mainly by our pricing initiatives and lower PET costs. These factors were partially offset by higher concentrate costs in Mexico and an unfavorable currency hedging position. On a comparable basis, gross profit increased 6.4%.

Operating income increased 9.2% to Ps. 4,095 million in the third quarter of 2019, and operating income margin expanded 10 basis points to 14.5% during the period, driven mainly by operating expense efficiencies offset by restructuring severance payments of Ps. 207 million related to our efficiency program. On a comparable basis, operating income increased 9.1%.

(1)                         According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)                         Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)                         Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 7 of 16

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	3Q 2019	3Q 2018	Δ%	Δ%
Total revenues	20,533	18,079	13.6%	17.4%
Gross profit	8,279	7,671	7.9%	9.9%
Operating income	2,918	2,028	43.9%	49.5%
Operating cash flow (3)	4,147	3,090	34.2%	44.4%

Volume increased 0.4% to 306.4 million unit cases, driven by strong volume growth of 5.6% in Brazil, partially offset by volume declines in Argentina, Colombia, and Uruguay. On a comparable basis, volume grew 3.7%.

Total revenues increased 13.6% to Ps. 20,533 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Revenues were driven mainly by strong volume growth in Brazil, pricing ahead of inflation in Brazil, and a favorable mix effect driven by transactions outperforming volumes in Argentina and Brazil. These factors were partially offset by volume contractions in Argentina, Colombia, and Uruguay, coupled with an unfavorable currency translation effect resulting from the depreciation of the Argentine Peso, Colombian Peso, and Uruguayan Peso as compared to the Mexican Peso. On a comparable basis, total revenues increased 17.4%.

Gross profit increased 7.9% to Ps. 8,279 million, and gross profit margin contracted 210 basis points to 40.3%. This is a result of our revenue management initiatives, a favorable currency hedging position, combined with lower PET prices in the division, and lower sweetener prices mainly in Brazil. These factors were partially offset by higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus free trade zone, and the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 9.9%.

Operating income increased 43.9% to Ps. 2,918 million in the third quarter of 2019, resulting in a margin expansion of 300 basis points to 14.2%. This result includes operating expense efficiencies and tax reclaims in Brazil, partially offset by a decline in Argentina´s top line and restructuring severance payments of Ps. 160 million related to our efficiency program and other tax-related provisions. The total net amount of extraordinary tax effects in Brazil this quarter is Ps. 1,139 million. On a comparable basis, operating income increased 49.5%.

(1)                         According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)                         Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)                         Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

(4)

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 8 of 16

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Argentina’s results from 2019 and 2018. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 9 of 16

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOF UBL | NYSE (ADS), Ticker: KOF | Ratio of KOF UBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 10 of 16

CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Transactions (million transactions)	5,037.8		4,973.1		1.3%	2.1%	14,888.0		14,539.0		2.4%	1.5%
Volume (million unit cases)	842.1		839.2		0.3%	1.4%	2,479.3		2,450.1		1.2%	0.9%
Average price per unit case	52.09		48.95		6.4%		52.32		49.34		6.0%
Net revenues	47,294		44,012		7.5%		140,571		130,252		7.9%
Other operating revenues	1,404		136		929.6%		1,933		325		494.5%
Total revenues (2)	48,699	100.0%	44,148	100.0%	10.3%	11.6%	142,504	100.0%	130,577	100.0%	9.1%	11.0%
Cost of goods sold	27,032	55.5%	23,911	54.2%	13.0%		78,030	54.8%	70,427	53.9%	10.8%
Gross profit	21,667	44.5%	20,237	45.8%	7.1%	7.6%	64,473	45.2%	60,150	46.1%	7.2%	8.8%
Operating expenses	14,703	30.2%	14,256	32.3%	3.1%		44,429	31.2%	42,225	32.3%	5.2%
Other operative expenses, net	(63)	-0.1%	118	0.3%	NA		895	0.6%	621	0.5%	44.1%
Operative equity method (gain) loss in associates(3)	15	0.0%	85	0.2%	-82.6%		109	0.1%	201	0.2%	-45.6%
Operating income (6)	7,013	14.4%	5,777	13.1%	21.4%	22.8%	19,041	13.4%	17,103	13.1%	11.3%	15.6%
Other non operative expenses, net	2	0.0%	95	0.2%	NA		75	0.1%	216	0.2%	-65.4%
Non Operative equity method (gain) loss in associates (5)	16	0.0%	(34)	-0.1%	NA		(14)	0.0%	(40)	0.0%	NA
Interest expense	1,786		1,834		-2.6%		5,235		5,461		-4.1%
Interest income	365		276		32.3%		907		702		29.3%
Interest expense, net	1,421		1,558		-8.8%		4,328		4,759		-9.1%
Foreign exchange loss (gain)	(38)		(60)		NA		166		(51)		NA
Loss (gain) on monetary position in inflationary subsidiries	(103)		(117)		NA		(78)		(117)		NA
Market value (gain) loss on financial instruments	150		(59)		NA		150		246		NA
Comprehensive financing result	1,430		1,322		8.1%		4,566		4,837		-5.6%
Income before taxes	5,564		4,394		26.6%		14,415		12,091		19.2%
Income taxes	1,439		1,382		4.2%		3,953		3,773		4.8%
Result of discontinued operations	-		410		NA		-		576		NA
Consolidated net income	4,125		3,422		20.5%		10,462		8,894		17.6%
Net income attributable to equity holders of the company	4,027	8.3%	3,266	7.4%	23.3%		10,095	7.1%	8,201	6.3%	23.1%
Non-controlling interest	98	0.2%	156	0.4%	-37.0%		367	0.3%	693	0.5%	-47.0%

Operating Cash Flow & CAPEX	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Operating income (6)	7,013	14.4%	5,777	13.1%	21.4%		19,041	13.4%	17,103	13.1%	11.3%
Depreciation	2,251		2,190		2.8%		6,699		6,178		8.4%
Amortization and other operative non-cash charges	805		524		53.6%		1,986		1,627		22.0%
Operating cash flow (6)(7)	10,069	20.7%	8,492	19.2%	18.6%	21.2%	27,726	19.5%	24,909	19.1%	11.3%	14.0%
CAPEX	2,772		3,103		-10.7%		6,681		7,120		-6.2%

(1)                         Except volume and average price per unit case figures.

(2)                         Please refer to pages 14 and 15 for revenue breakdown.

(3)                         Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul, among others.

(4)                         According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(5)                         Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes, among others.

(6)                         The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(7)                         Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(8)                         Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 11 of 16

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,946.3		2,953.8		-0.3%	-0.3%	8,695.3		8,700.0		-0.1%	-1.8%
Volume (million unit cases)	535.7		534.1		0.3%	0.3%	1,568.4		1,561.2		0.5%	-0.8%
Average price per unit case	52.53		48.78		7.7%		52.24		47.85		9.2%
Net revenues	28,144		26,056				81,933		74,708
Other operating revenues	22		13				64		30
Total Revenues (2)	28,166	100.0%	26,069	100.0%	8.0%	7.9%	81,996	100.0%	74,738	100.0%	9.7%	8.2%
Cost of goods sold	14,778	52.5%	13,503	51.8%			42,662	52.0%	38,808	51.9%
Gross profit	13,388	47.5%	12,566	48.2%	6.5%	6.4%	39,334	48.0%	35,930	48.1%	9.5%	8.0%
Operating expenses	8,949	31.8%	8,748	33.6%			26,634	32.5%	25,334	33.9%
Other operative expenses, net	300	1.1%	(31)	-0.1%			834	1.0%	141	0.2%
Operative equity method (gain) loss in associates (3)	45	0.2%	99	0.4%			168	0.2%	243	0.3%
Operating income (4)	4,095	14.5%	3,750	14.4%	9.2%	9.1%	11,698	14.3%	10,212	13.7%	14.5%	13.5%
Depreciation, amortization & other operating non-cash charges	1,827	6.5%	1,653	6.3%			5,281	6.4%	4,900	6.6%
Operating cash flow (4)(5)	5,922	21.0%	5,402	20.7%	9.6%	9.5%	16,979	20.7%	15,112	20.2%	12.4%	11.0%

(1)                         Except volume and average price per unit case figures.

(2)                         Please refer to pages 14 and 15 for revenue breakdown.

(3)                         Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)                         The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)                         Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)                         Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,091.4		2,019.3		3.6%	5.9%	6,192.6		5,838.9		6.1%	7.1%
Volume (million unit cases)	306.4		305.1		0.4%	3.7%	910.9		888.9		2.5%	4.5%
Average price per unit case	51.31		49.25		4.2%		52.47		51.96		1.0%
Net revenues	19,151		17,955				58,638		55,544
Other operating revenues	1,382		124				1,869		295
Total Revenues (2)	20,533	100.0%	18,079	100.0%	13.6%	17.4%	60,507	100.0%	55,839	100.0%	8.4%	15.7%
Cost of goods sold	12,254	59.7%	10,408	57.6%			35,369	58.5%	31,619	56.6%
Gross profit	8,279	40.3%	7,671	42.4%	7.9%	9.9%	25,139	41.5%	24,220	43.4%	3.8%	10.4%
Operating expenses	5,754	28.0%	5,507	30.5%			17,794	29.4%	16,891	30.3%
Other operative expenses, net	(363)	-1.8%	150	0.8%			60	0.1%	480	0.9%
Operative equity method (gain) loss in associates (3)	(30)	-0.1%	(14)	-0.1%			(58)	-0.1%	(42)	-0.1%
Operating income (4)	2,918	14.2%	2,028	11.2%	43.9%	49.5%	7,343	12.1%	6,891	12.3%	6.6%	19.4%
Depreciation, amortization & other operating non-cash charges	1,229	6.0%	1,062	5.9%			3,404	5.6%	2,906	5.2%
Operating cash flow (4)(5)	4,147	20.2%	3,090	17.1%	34.2%	44.4%	10,747	17.8%	9,797	17.5%	9.7%	19.6%

(1)                  Except volume and average price per unit case figures.

(2)                  Please refer to pages 14 and 15 for revenue breakdown.

(3)                  Includes equity method in Leao Alimentos and Verde Campo, among others.

(4)                  The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)                  Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)                  Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(7)

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 12 of 16

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Sep-19	Dec-18	% Var.	Liabilities & Equity	Sep-19	Dec-18	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	16,699	11,604	44%
	30,230	23,727	27%	Suppliers	17,712	19,746	-10%
Total accounts receivable	10,951	14,847	-26%	Short-term leasing Liabilities	471	-
Inventories	9,658	10,051	-4%	Other current liabilities	21,405	14,174	51%
Other current assets	11,170	8,865	26%	Total current liabilities	56,286	45,524	24%
Total current assets	62,008	57,490	8%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	59,834	70,201	-15%
Property, plant and equipment	106,184	106,259	0%	Long Term Leasing Liabilities	913	-
Accumulated depreciation	(46,779)	(44,316)	6%	Other long-term liabilities	15,964	16,313	-2%
Total property, plant and equipment, net	59,406	61,942	-4%	Total liabilities	132,997	132,037	1%
Right of use assets	1,357	-	NA	Equity
Investment in shares	10,587	10,518	1%	Non-controlling interest	6,659	6,807	-2%
Intangible assets and other assets	112,464	116,804	-4%	Total controlling interest	123,041	124,943	-2%
Other non-current assets	16,875	17,033	-1%	Total equity	129,700	131,750	-2%
Total Assets	262,697	263,788	-0.4%	Total Liabilities and Equity	262,697	263,788	-0.4%

	September 30, 2019
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile

Currency
Mexican Pesos	64.2%	26.5%	8.4%
U.S. Dollars	9.2%	0.0%	3.9%
Colombian Pesos	1.6%	100.0%	5.2%
Brazilian Reals	23.0%	1.9%	8.3%
Uruguayan Pesos	1.8%	0.0%	9.7%
Argentine Pesos	0.2%	20.0%	65.9%
Total Debt	100%	12.2%	8.1%
(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2019	FY 2018	Δ%
Net debt including effect of hedges (1)(3)	44,455	56,934	-6.5%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.17	1.61
Operating cash flow/ Interest expense, net (1)	6.41	5.40
Capitalization (2)	40.4%	40.5%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 13 of 16

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2019					3Q 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	351.8	23.3	72.8	29.6	477.5	349.1	25.9	72.0	30.6	477.6	0.0%
Central America	50.1	2.9	0.1	5.1	58.2	48.4	2.7	0.1	5.3	56.6	2.8%
Mexico and Central America	401.9	26.2	73.0	34.6	535.7	397.5	28.6	72.1	35.9	534.1	0.3%
Colombia	53.4	6.6	5.0	3.9	68.9	53.3	6.7	5.1	4.4	69.5	-0.8%
Brazil	170.3	11.2	1.8	11.9	195.2	162.3	10.0	1.6	11.0	184.9	5.6%
Argentina	26.7	3.2	0.9	2.2	33.0	34.1	3.9	0.9	2.5	41.4	-20.2%
Uruguay	8.5	0.7	-	0.1	9.3	8.7	0.6	-	0.0	9.4	-0.8%
South America	258.9	21.7	7.8	18.0	306.4	258.4	21.1	7.6	18.0	305.1	0.4%
TOTAL	660.8	47.9	80.7	52.7	842.1	656.0	49.7	79.7	53.8	839.2	0.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	3Q 2019					3Q 2018 (3)					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	2,061.0	150.6		249.2	2,460.9	2,042.4	192.6		242.2	2,477.2	-0.7%
Central America	404.1	22.7		58.7	485.4	393.0	20.9		62.7	476.6	1.8%
Mexico and Central America	2,465.1	173.3		307.9	2,946.3	2,435.5	213.5		304.9	2,953.8	-0.3%
Colombia	385.7	87.2		43.4	516.3	384.9	95.3		46.8	526.9	-2.0%
Brazil	1,114.1	100.6		126.6	1,341.2	1,019.2	89.5		114.6	1,223.4	9.6%
Argentina	150.2	20.3		16.2	186.7	180.6	21.9		18.8	221.4	-15.7%
Uruguay	43.2	3.0		0.9	47.2	44.3	2.7		0.6	47.6	-0.8%
South America	1,693.2	211.1		187.1	2,091.4	1,629.0	209.5		180.8	2,019.3	3.6%
TOTAL	4,158.3	384.4		495.1	5,037.8	4,064.5	423.0		485.7	4,973.1	1.3%

Revenues
Expressed in million Mexican Pesos	3Q 2019	3Q 2018 (3)	Δ %
Mexico	23,702	21,909	8.2%
Central America	4,464	4,160	7.3%
Mexico and Central America	28,166	26,069	8.0%
Colombia	3,479	3,697	-5.9%
Brazil (4)	14,808	11,924	24.2%
Argentina	1,484	1,671	-11.2%
Uruguay	762	788	-3.3%
South America	20,533	18,079	13.6%
TOTAL	48,699	44,148	10.3%

(3) Volume, transactions and revenues for 3Q 2018 are re-presented excluding the Philippines.
(4) Brazil includes beer revenues of Ps.3,428.3 million for the third quarter of 2019 and Ps. 2,928.8 million for the same period of the previous year.

(1)                  Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)                  Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 14 of 16

COCA-COLA FEMSA
YTD - VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2019					YTD 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,013.4	73.5	216.5	90.2	1,393.6	1,020.1	80.1	214.8	91.2	1,406.2	-0.9%
Central America	149.7	9.1	0.5	15.6	174.8	130.8	8.3	0.5	15.5	155.0	12.8%
Mexico and Central America	1,163.1	82.6	216.9	105.8	1,568.4	1,150.9	88.4	215.3	106.7	1,561.2	0.5%
Colombia	147.7	18.7	14.4	10.7	191.4	151.0	19.4	14.9	12.7	197.9	-3.3%
Brazil	513.4	35.7	5.7	36.0	590.9	481.7	31.6	5.2	31.9	550.5	7.3%
Argentina	79.6	10.1	2.8	6.7	99.3	105.9	12.8	3.4	9.0	131.1	-24.2%
Uruguay	26.7	2.3	-	0.2	29.3	8.7	0.6	-	0.0	9.4	212.0%
South America	767.3	66.9	23.0	53.7	910.9	747.3	64.5	23.5	53.7	888.9	2.5%
TOTAL	1,930.4	149.5	239.9	159.5	2,479.3	1,898.1	152.8	238.8	160.4	2,450.1	1.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2019					YTD 2018 (3)					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	6,001.1	544.4		698.3	7,243.8	6,083.7	586.7		733.7	7,404.1	-2.2%
Central America	1,201.3	70.4		179.8	1,451.5	1,048.6	60.5		186.7	1,295.9	12.0%
Mexico and Central America	7,202.4	614.8		878.1	8,695.3	7,132.3	647.3		920.5	8,700.0	-0.1%
Colombia	1,071.9	249.8		116.9	1,438.6	1,107.2	262.9		137.1	1,507.3	-4.6%
Brazil	3,342.8	317.0		374.1	4,033.8	2,979.5	280.1		338.0	3,597.6	12.1%
Argentina	457.6	63.3		49.5	570.4	554.5	69.9		62.1	686.5	-16.9%
Uruguay	137.1	10.3		2.5	149.8	44.3	2.7		0.6	47.6	214.7%
South America	5,009.4	640.3		542.9	6,192.6	4,685.6	615.7		537.7	5,838.9	6.1%
TOTAL	12,211.8	1,255.2		1,421.0	14,888.0	11,817.9	1,262.9		1,458.2	14,539.0	2.4%

Revenues
Expressed in million Mexican Pesos	YTD 2019	YTD 2018 (3)	Δ %
Mexico	68,750	63,430	8.4%
Central America	13,246	11,308	17.1%
Mexico and Central America	81,996	74,738	9.7%
Colombia	9,888	10,790	-8.4%
Brazil (4)	43,586	39,090	11.5%
Argentina	4,619	5,172	-10.7%
Uruguay	2,415	788	206.6%
South America	60,507	55,839	8.4%
TOTAL	142,504	130,577	9.1%

(3) Volume, transactions and revenues for Year to date are re-presented excluding the Philippines.
(4) Brazil includes beer revenues of Ps. 10,848.2 million for the first nine months of 2019 and Ps. 9,357.9 million for the same period of the previous year.

(1)        Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 15 of 16

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q19	YTD
Mexico	2.55%	0.70%	0.61%
Colombia	3.72%	0.35%	3.12%
Brazil	3.64%	0.29%	2.65%
Argentina	54.58%	10.07%	35.18%
Costa Rica	2.82%	0.68%	1.50%
Panama	-0.94%	-0.74%	-0.06%
Guatemala	1.67%	-1.22%	1.34%
Nicaragua	6.52%	-0.39%	4.00%
Uruguay	7.99%	2.80%	7.95%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Quarterly Exchange Rate (Local Currency per USD)
	3Q19	3Q18	Δ %	YTD 19	YTD 18	Δ %
Mexico	19.42	18.98	2.3%	19.25	19.04	1.1%
Colombia	3,339.68	2,960.28	12.8%	3,237.95	2,886.98	12.2%
Brazil	3.97	3.96	0.4%	3.89	3.60	7.9%
Argentina	50.53	32.09	57.5%	44.53	25.11	77.4%
Costa Rica	577.77	574.59	0.6%	594.57	571.86	4.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.55	1.8%	7.69	7.45	3.2%
Nicaragua	33.33	31.74	5.0%	32.93	31.36	5.0%
Uruguay	35.82	31.78	12.7%	34.50	30.10	14.6%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-19	Sep-18	Δ %	Jun-19	Jun-18	Δ %
Mexico	19.64	18.81	4.4%	19.17	19.86	-3.5%
Colombia	3,462.01	2,972.18	16.5%	3,205.67	2,930.80	9.4%
Brazil	4.16	4.00	4.0%	3.83	3.86	-0.6%
Argentina	57.59	41.25	39.6%	42.46	28.85	47.2%
Costa Rica	583.88	585.80	-0.3%	583.64	570.08	2.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.74	7.70	0.4%	7.71	7.49	2.9%
Nicaragua	33.53	31.94	5.0%	33.12	31.55	5.0%
Uruguay	36.94	33.21	11.2%	32.39	28.76	12.6%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: October 24, 2019